Mail Stop 4720

July 20, 2009

By US Mail and facsimile to (973) 697-5809

Thomas J. Shara
President and Chief Executive Officer
Lakeland Bancorp, Inc.
 250 Oak Ridge Road
Oak Ridge, NJ 07438

   Re: Lakeland Bancorp, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2008
      Filed March 16, 2009
      Form 10-Q for Period Ended March 31, 2009
      Filed May 11, 2009
      File No. 000-17820

Dear Mr. Shara:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008
Item 3 – Legal Proceedings, page 18

1. Please explain how you determined that legal proceedings that could be material to the consolidated results of operations of any one period do not need to be described. Please tell us whether there are any such legal proceedings pending. See Item 103 of Regulation S-K.

Financial Condition
Loans and Leases
Risk Elements, page 33

2.   We note the significant increases in nonaccrual loans and charge-offs during 2008 and
        the first quarter of 2009, particularly in the lease category. Please revise your future
        filings to comprehensively bridge the gap between the significant increases in your
        nonaccrual and charged-off lease loans with the increase in your allowance for loan
        losses. For example, discuss in general the relationship between the two lease originators
        who indicated they could no longer fulfill all of their obligations under contractual
        recourse provisions and the allowance for loan losses and link this information to the
        increase in your allowance for loan losses. Discuss in detail the extent to which these
        loans are collateralized. Provide us with your proposed future disclosure.

        In addition, provide us with this information supplementally as of December 31, 2008,
        March 31, 2009 and June 30, 2009.

3.   In addition to the above, please revise your future filings to discuss in detail your process
        for determining the allowance for loan losses for the aforementioned leases (including
        those leases that are current or less than 30 days past due), in light of the originators'
        indications that they could no longer fulfill all of their obligations under contractual
        recourse provisions. Provide us with your proposed future disclosure.

        In addition, provide us with this information supplementally as of December 31, 2008,
        March 31, 2009 and June 30, 2009.

4.   We note the significant increases in charge-offs during 2008 and the first quarter of 2009,
        particularly in the lease category. Please revise your future filings to discuss the
        reason(s) these loans were charged-off and whether they were fully reserved for or if
        additional provisions were made. Provide us with your proposed future disclosure.

        In addition, provide us with this information supplementally as of December 31, 2008,
        March 31, 2009 and June 30, 2009.

Notes to Consolidated Financial Statements
Note 2 – Investment Securities, page 57

5.   We note the significant unrealized losses related to your other debt securities at
        December 31, 2008 and March 31, 2009. Please address the following:
        • Tell us the specific types of securities included within the other debt securities
          category;
        • If several different types of securities are included, quantify the carrying amounts,
          related fair values and gross unrealized losses separately; and
        • Provide us a detailed analysis of the securities' impairment as of December 31, 2008
          and March 31, 2009 that identifies all available evidence, explains the relative

significance of each piece of evidence, and identifies the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment. Specifically tell us if you considered all available evidence, including information received after year end, affecting the projected cash flows as of the period end. We may have further comments based on your response.

Note 9- Income Taxes, page 64

6. Please revise your future filings to disclose why you believe it is more likely than not that all of your deferred tax assets will be realized. Provide us with your proposed future disclosure.

Item 9A. Controls and Procedures, page 82

7. You disclose in your Form 10-K for fiscal year ended December 31, 2008 and in your Form 10-Q for period ended March 31, 2009 that your disclosure controls and procedures "are effective to ensure that the information required to be disclosed by the Company in the reports that the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms." Rule 13a-15(e) under the Exchange Act defines disclosure controls and procedures as "controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms." The definition also states that disclosure controls and procedures "include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is <u>accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure</u>." Please confirm, if true, that your disclosure controls and procedures met all of the requirements of the rule as of December 31, 2008 and March 31, 2009 and confirm that you will conform your disclosure in future filings.

Item 11. Executive Compensation, page 85
Executive Compensation, page 10 of Definitive Proxy Statement on Schedule 14A

8. It appears that the company may have used performance targets in determining cash bonuses for your named executive officers for the 2008 fiscal year. For example, you state that factors such as increases in net income and maintenance of credit quality thresholds were used as bases for awarding bonuses to your named executive officers. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item

402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

9.   We note that the annual cash bonuses paid to the named executive officers in 2006, 2007, and 2008 are reported under the Bonus column of the Summary Compensation Table. It appears from the disclosure in your compensation discussion and analysis that, based upon the company's financial performance, named executive officers would be entitled to receive a performance-based bonus under the bonus plan because they achieved certain performance targets. If so, please submit to the staff, and confirm that future filings will be revised accordingly, proposed revised disclosure that reports the amounts earned under the bonus plan as a result of the company meeting the performance measures in the Non-Equity Incentive Plan Compensation column. Only amounts paid over and above the amounts earned by meeting the performance measures should be reported in the Bonus column. For further guidance, please refer to Regulation S-K Compliance & Disclosure Interpretation 119.02. Additionally, please submit to the staff, and confirm that future filings will be revised accordingly, a proposed revised Grant of Plan Based Awards table which includes all applicable columns. In particular, the table should include the column entitled "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" for the company's cash incentive plan in effect in 2008.

10.   It appears that the company benchmarks certain elements of compensation to its peers. Please identify the component companies that make up the compensation peer group and the basis for selecting the peer group. In addition, please describe how the compensation committee used comparative compensation information in determining compensation or compensation ranges for each of the compensation components. Please also disclose whether the compensation committee deviated from peer group benchmarks in setting executive compensation, and if so, state the reasons for such deviation. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.05.

11.   You state that Lakeland Bank has had, and expects to have in the future, transactions in the ordinary course of business with directors, officers, principal shareholders, and their associates, on the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with others and that do not involve more than the normal risk of collectability or other unfavorable features. Please tell us what type of transactions these are. If these transactions are loans, please confirm, and revise future filings to disclose, if accurate, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Exhibits 31.1 and 31.2

12.   We note that you have replaced the word "report" with "annual report" in paragraphs 2 and 3 of the certification. We also note that you have replaced the word "financial" with

"fiscal" in paragraph 4(d) of the certification. In future filings, the certification should be revised to conform with Item 601(b)(31) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended March 31, 2009
Note 11- Preferred Stock, page 11

13.   Please tell us and revise your future filings to more clearly discuss the following regarding your issuances of preferred stock and warrants to the U.S. Treasury:

- The market rate (discount rate) used when deriving the fair value of the preferred stock;
- The period over which the cash flows were discounted when deriving the fair value of the preferred stock;
- The specific Black-Scholes assumptions used to calculate the fair value of the common stock warrants; and
- The method used to amortize the discount on the preferred stock.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon Blume, Assistant Chief Accountant, at (202) 551-3474 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Attorney Advisor